Exhibit 99

Verizon Wireless of the East LP

Report of Independent Registered Public Accounting Firm

Consolidated Financial Statements

For the years ended

December 31, 2005, 2004 and 2003

Table of Contents

Verizon Wireless of the East LP

Report of Independent Registered Public Accounting Firm	2

Consolidated Balance Sheets	3
December 31, 2005 and 2004

Consolidated Statements of Operations	4
For the years ended December 31, 2005, 2004 and 2003

Consolidated Statements of Cash Flows	5
For the years ended December 31, 2005, 2004 and 2003

Consolidated Statements of Changes in Partners’ Capital	6
For the years ended December 31, 2005, 2004 and 2003

Notes to Consolidated Financial Statements	7-15
For the years ended December 31, 2005, 2004 and 2003

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners of Verizon Wireless of the East LP:

We have audited the accompanying consolidated balance sheets of Verizon Wireless of the East LP (the “Partnership”) as of December 31, 2005 and 2004, and the related consolidated statements of operations, changes in partners’ capital, and cash flows for each of the three years in the period ended December 31, 2005.  These financial statements are the responsibility of the Partnership’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Partnership is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Partnership as of December 31, 2005 and 2004, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

New York, New York
March 13, 2006

Verizon Wireless of the East LP

Consolidated Balance Sheets

(Dollars in Thousands) DECEMBER 31,	2005	2004

Assets
Current assets
Accounts receivable, net of allowances of $3,806 and $3,469	$32,771	$27,398
Due from affiliates	116,183	—
Unbilled revenue	6,013	5,087
Other receivables	645	1,024
Prepaid expenses and other current assets	442	187
Total current assets	156,054	33,696

Property, plant and equipment, net	337,974	293,288
Wireless licenses	1,640,655	1,640,655
Other intangibles, net	20,084	27,729
Total assets	$2,154,767	$1,995,368

Liabilities and Partners’ Capital
Current liabilities
Accounts payable and accrued liabilities	$25,391	$19,919
Advance billings	9,922	8,159
Due to affiliates	—	25,085
Other current liabilities	2,650	2,567
Total current liabilities	37,963	55,730

Note payable to affiliate	350,000	350,000
Total liabilities	387,963	405,730

Minority interests	7,034	4,858
Commitments and contingencies (see Notes 7 & 10)
Limited partner-preferred interest	1,172,470	1,155,498
Partners’ capital
Limited partner	1,176,481	989,650
General partner	14,519	12,632
Total partners’ capital	2,363,470	2,157,780
Less: Note receivable from limited partner	(603,700)	(573,000)
Total liabilities and partners’ capital	$2,154,767	$1,995,368

See Notes to Consolidated Financial Statements.

Verizon Wireless of the East LP

Consolidated Statements of Operations

(Dollars in Thousands) FOR THE YEARS ENDED DECEMBER 31,	2005	2004	2003

Operating Revenue (Notes 3 and 8)
Service revenue	$589,759	$491,805	$390,134
Equipment and other	52,941	34,455	26,214
Total operating revenue	642,700	526,260	416,348

Operating Costs and Expenses (Note 8)
Cost of service (excluding depreciation and amortization related to network assets included below)	130,743	103,082	93,283
Cost of equipment	66,899	53,139	50,381
Selling, general and administrative	144,712	114,073	139,527
Depreciation and amortization	57,266	46,534	42,208
Sales of assets, net	242	136	56
Total operating costs and expenses	399,862	316,964	325,455

Operating Income	242,838	209,296	90,893

Other Income (Expenses)
Interest (expense) income, net	1,833	(3,143)	(1,198)
Minority interests	(22,126)	(20,950)	(18,235)
Other, net	(5)	(46)	(4)
Net Income	$222,540	$185,157	$71,456

Allocation of Net Income:
Limited partner – preferred interest	$33,822	$33,332	$32,837
Limited partner	$186,831	$150,307	$38,233
General partner	$1,887	$1,518	$386

See Notes to Consolidated Financial Statements.

Verizon Wireless of the East LP

Consolidated Statements of Cash Flows

(Dollars in Thousands) FOR THE YEARS ENDED DECEMBER 31,	2005	2004	2003

Cash Flows from Operating Activities
Net income	$222,540	$185,157	$71,456
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	57,266	46,534	42,208
Minority interests	22,126	20,950	18,235
Net gain on sale of property, plant and equipment	242	136	56
Provision for losses on account receivable	10,543	9,474	6,587
Changes in certain assets and liabilities (net of the effects of purchased business):
Receivables and unbilled revenue, net	(16,463)	(17,215)	(16,589)
Prepaid expenses and other current assets	(255)	110	1,757
Accounts payable and accrued liabilities	2,466	(39,126)	(5,738)
Other current liabilities	1,846	2,500	(854)
Accrued interest on note receivable	(30,700)	(30,700)	(30,702)
Other operating activities, net	(3)	(117)	(180)
Net cash provided by operating activities	269,608	177,703	86,236

Cash Flows from Investing Activities
Capital expenditures	(91,540)	(82,593)	(110,297)
Proceeds from sale of property, plant and equipment	—	71	5
Change in due from affiliate	(116,183)	(55,026)	—
Other investing activities	—	—	15
Net cash used in investing activities	(207,723)	(137,548)	(110,277)

Cash Flows from Financing Activities
Change in due to affiliate	(25,085)	—	60,686
Distribution to Verizon Wireless of the East LP partners	(16,850)	(16,605)	(16,395)
Distributions to other minority investors	(19,950)	(23,550)	(20,250)
Net cash (used in) provided by financing activities	(61,885)	(40,155)	24,041

Change in cash	—	—	—
Cash, beginning of year	—	—	—
Cash, end of year	$—	$—	$—

Supplemental cash flow information:

Interest paid, net of amounts capitalized	$22,391	$30,237	$29,756

See Notes to Consolidated Financial Statements.

Verizon Wireless of the East LP

Consolidated Statements of Changes in Partners’ Capital

(Dollars in Thousands)	Limited Partner Preferred Interest Price Communications Wireless, Inc.	Limited Partner Verizon Wireless Acquisition South LLC	General Partner Verizon Wireless of Georgia LLC	Total Partners’ Capital

Balance at January 1, 2003	$1,123,478	$801,706	$10,728	$1,935,912

Net income	32,837	38,233	386	71,456
Other	(1,149)	(596)	—	(1,745)
Distributions to partners	(16,395)	—	—	(16,395)
Balance at December 31, 2003	1,138,771	839,343	11,114	1,989,228

Net income	33,332	150,307	1,518	185,157
Distributions to partners	(16,605)	—	—	(16,605)
Balance at December 31, 2004	1,155,498	989,650	12,632	2,157,780

Net income	33,822	186,831	1,887	222,540
Distributions to partners	(16,850)	—	—	(16,850)
Balance at December 31, 2005	$1,172,470	$1,176,481	$14,519	$2,363,470

See Notes to Consolidated Financial Statements.

Verizon Wireless of the East LP

Notes to Consolidated Financial Statements

1.                                      Formation of Verizon Wireless of the East Limited Partnership and Description of Business

Formation of Verizon Wireless of the East LP

Verizon Wireless of the East LP (the ‘‘Partnership’’) was formed by Cellco Partnership, d/b/a/ Verizon Wireless (“Cellco”) on December 17, 2001, for the purpose of acquiring the assets of Price Communications Wireless, Inc. (“PCW”), a subsidiary of Price Communications Corp. pursuant to the Transaction Agreement (the “Agreement”) dated December 18, 2001, as amended.  On August 15, 2002, the transactions contemplated by the Agreement were consummated.

At the closing, in accordance with the Agreement, PCW contributed substantially all of its business assets and approximately $160 million in cash to the Partnership; and Cellco, through its subsidiaries, contributed to the Partnership Federal Communications Commission (“FCC”) licenses to provide broadband Personal Communications Services (“PCS”) within the Macon, Georgia Basic Trading Area (“BTA”) and a portion of the Atlanta, Georgia BTA, a $500 million 6.14% promissory note receivable, payable on demand, approximately $235 million in cash and its aggregate 85% interest in the Orange County-Poughkeepsie Limited Partnership (the “Predecessor”).  In exchange for the assets it contributed, PCW received a preferred limited partnership interest in the Partnership, which is exchangeable, under certain circumstances, into equity of Verizon Wireless (if an initial public offering of such equity occurs) or mandatorily into common stock of Verizon Communications Inc. (“the mandatory exchange”) on the fourth anniversary of the asset contribution (August 15, 2006) if a qualifying initial public offering of Verizon Wireless equity is not completed prior to such anniversary.

The Partnership assumed certain liabilities of PCW relating to its business, including such liabilities that arose under PCW’s $175 million of 11 3/4 % Senior Subordinated Notes due 2007 and $525 million of 9 1/8 % Senior Secured Notes due 2006 (the “Notes”).  On August 15, 2002, the Partnership immediately used the approximately $160 million cash contributed by PCW (which included approximately $11 million for accrued interest), the $235 million cash contributed by Cellco and $350 million proceeds from a term note obtained from Verizon Investments Inc., a subsidiary of Verizon Communications Inc., to effect a covenant defeasance with respect to all of the Notes.  The Notes were redeemed on August 16, 2002.  The cost of the redemption included approximately $34 million above the face amount of the Notes, which was considered an additional part of the purchase price.

Also at the closing, in accordance with the Agreement, PCW and two subsidiaries of Cellco, Verizon Wireless of Georgia LLC and Verizon Wireless Acquisition South LLC, entered into an amended and restated limited partnership agreement relating to the Partnership.  Verizon Wireless of Georgia LLC became the managing general partner and Verizon Wireless Acquisition South LLC and PCW became the limited partners of the Partnership.  Verizon Wireless of Georgia LLC and Verizon Wireless Acquisition South LLC have a 1% and 99% special allocation interest in the Partnership, respectively.  Pursuant to the limited partnership agreement, the profits of the Partnership (as defined in the partnership agreement) are allocated on a preferred basis to PCW’s capital account quarterly in an amount up to, but not exceeding, 2.915% per annum (based on the weighted daily average balance of PCW’s capital account).  PCW is not entitled to a share of the Partnership’s profits in excess of this preferred return.  Any losses incurred by the Partnership will be allocated to the two partners other than PCW up to an amount equal to their capital accounts before being allocated to PCW.  PCW’s capital account will not be allocated any preferred return after the earlier to occur of (1) the expiration of the period (if any) within which PCW is entitled to elect to exchange its preferred interest for Verizon Wireless equity or (2) the fourth anniversary of the asset contribution.  According to the amended limited partnership agreement, the Partnership is required to make cash distributions to PCW on a quarterly basis equal to 50% of PCW’s preferred return for the quarter.  PCW’s initial capital account balance for its preferred interest was $1,113 million.

Description of Business

The Partnership provides wireless voice and data communication services in the acquired PCW markets in Alabama, Georgia, South Carolina and Florida.  In addition, through its 85% interest in Orange County-Poughkeepsie Limited Partnership, the Partnership provides wholesale wireless mobile telephone service to resellers (primarily Cellco) operating in the Orange County and Poughkeepsie, New York metropolitan areas.

2.                                      Basis of Presentation

The consolidated financial statements of the Partnership include the accounts of its majority owned subsidiaries and the partnership in which the Partnership exercises control.  All significant intercompany balances and transactions between these entities have been eliminated.

3.                                      Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.  Estimates are used for, but not limited to, the accounting for: allocations, allowance for uncollectible accounts receivable, unbilled revenue, fair values of financial instruments, depreciation and amortization, accrued expenses, useful lives and impairment of assets, contingencies and allocation of purchase prices in connection with business combinations.  Estimates and assumptions are periodically reviewed and the effects of any material revisions are reflected in the consolidated financial statements in the period that they are determined to be necessary.

Revenue Recognition

The Partnership earns revenue by providing access to the network (access revenue) and for usage of the network (airtime/usage revenue), which includes roaming and long distance revenue.  In general, access revenue is billed one month in advance and is recognized when earned; the unearned portion is classified in advance billings.  Airtime/usage revenue, roaming revenue and long distance revenue are recognized when service is rendered and included in unbilled revenue until billed.   Equipment sales revenue associated with the sale of wireless handsets and accessories is recognized when the products are delivered to and accepted by the customer, as this is considered to be a separate earnings process from the sale of wireless services.  Effective July 1, 2003, the Partnership adopted the provisions under Emerging Issues Task Force (“EITF”) Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables.”  Prior to the adoption, customer activation fees, along with the related costs up to but not exceeding the activation fees, were deferred and amortized over the customer relationship period.  Subsequent to the adoption of EITF 00-21, customer activation fees are recognized as part of equipment revenue.

The Partnership’s revenue recognition policies are in accordance with the Securities and Exchange Commission’s (“SEC”) Staff Accounting Bulletin (“SAB”) No. 101, ‘‘Revenue Recognition in Financial Statements,” SAB No. 104, “Revenue Recognition,” and EITF 00-21.

Approximately 34%, 36%, and 38% of the Partnership’s operating revenue is affiliate revenue for the years ended December 31, 2005, 2004, and 2003 respectively, due to the fact that Cellco is the Partnership’s primary reseller.  The wholesale rates charged to Cellco do not necessarily reflect current market rates.  The Partnership continues to re-evaluate the current rates and expects these rates to be reduced in the future consistent with market trends and the terms of the Predecessor’s limited partnership agreement (See Note 8).

Cellular service revenues resulting from a cellsite sharing agreement with Cellco are recognized based upon an allocation of airtime minutes (see Note 8).

Allowance for Doubtful Accounts

The Partnership maintains allowances for uncollectible accounts receivable for estimated losses resulting from the inability of customers to make required payments.  Estimates are based on the aging of the accounts receivable balances and the historical write-off experience, net of recoveries.

Property, Plant and Equipment

Property, plant and equipment primarily represents costs incurred to construct and expand capacity and network coverage on Mobile Telephone Switching Offices and cell sites.  The cost of property, plant and equipment is depreciated over its estimated useful life using the straight-line method of accounting.  Leasehold improvements are amortized over the shorter of their estimated useful lives or the term of the related lease.  Major improvements to existing plant and equipment are capitalized.  Routine maintenance and repairs that do not extend the life of the plant and equipment are charged to expense as incurred.

Upon the sale or retirement of property, plant and equipment, the cost and related accumulated depreciation or amortization is eliminated from the accounts and any related gain or loss is reflected in the statement of operations.

Interest expense and network engineering costs incurred during the construction phase of the Partnership’s network and real estate properties under development are capitalized as part of property, plant and equipment and recorded as construction in progress until the projects are completed and placed into service.

Valuation of Assets

Long-lived assets, including property, plant and equipment and intangible assets with finite lives, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable.  The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset.  The impairment loss, if determined to be necessary, would be measured as the amount by which the carrying amount of the asset exceeds the fair value of the asset.  For valuation of intangible assets with indefinite lives see Note 4, “Wireless Licenses and Other Intangibles, Net.”

Financial Instruments

The Partnership’s trade receivables and payables are short-term in nature, and accordingly, their carrying value approximates fair value.

Operating Expenses

Operating expenses include expenses incurred directly by the Partnership, as well as an allocation of administrative and operating costs incurred by Cellco or its affiliates on behalf of the Partnership (see Note 8).  Services performed on behalf of the Partnership are provided by the employees of Cellco.  These employees are not employees of the Partnership; therefore, operating expenses include direct and allocable charges of salary and employee benefit costs for the services provided to the Partnership.  The Partnership believes such allocations, based on the Partnership’s percentage of total customers, customer gross additions, or minutes-of-use, as applicable, are reasonable.

Income Taxes

The Partnership is not a taxable entity for federal and state income tax purposes.  Any taxable income or loss is apportioned to the partners based on their respective partnership interest and is reported by them individually.

Concentrations

The Partnership’s service revenue partially consists of affiliate wholesale revenue due to the fact that Cellco is the Partnership’s primary reseller (see “Revenue Recognition” policy).

To the extent the Partnership’s customer receivables become delinquent, collection activities commence.  Cellco accounts for 3.6%, and 3.3% of the accounts receivable balance at December 31, 2005 and 2004, respectively.  The Partnership maintains an allowance for losses based on the expected collectibility of accounts receivable.

Cellco relies on local and long-distance telephone companies and other companies to provide certain communication services.  While management believes alternative telecommunications facilities could be found in a timely manner, any disruption of these services could potentially have an adverse impact on the Partnership’s operating results.

Although Cellco attempts to maintain multiple vendors for each required product, its network assets, which are important components of its operations, are currently acquired from only a few sources.  Certain of these products are in turn utilized by the Partnership and are important components of the Partnership’s operations.  If the suppliers are unable to meet Cellco’s needs as it builds out its network infrastructure and sells service and equipment, delays and increased costs in the expansion and conversion of the Partnership’s network infrastructure or losses of potential customers could result, which would adversely affect operating results.

Distributions

The Partnership is required to make distributions to its minority partners on a quarterly basis based upon the Predecessor’s operating results, cash availability and financing needs as determined by the predecessor’s general partner (Verizon Wireless of the East LP) at the date of the distribution.

In accordance with the terms of the limited partnership agreement, the Partnership has fulfilled the distribution requirement for 2005 and expects to make a distribution of approximately $4.2 million to PCW in the first quarter of 2006.

Segments

The Partnership has one reportable business segment and operates domestically only.  The Partnership’s products and services are materially comprised of wireless telecommunications services.

Recently Issued Accounting Pronouncements

In March 2005, the FASB issued FASB Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations – an interpretation of SFAS No. 143.” This interpretation clarifies that the term “conditional asset retirement obligation” refers to a legal obligation to perform a future asset retirement when uncertainty exists about the timing and/or method of settlement of the obligation. Uncertainty about the timing and/or method of settlement of a conditional asset retirement obligation should be factored into the measurement of the liability when sufficient information exists, as defined by the interpretation. An entity is required to recognize a liability for the fair value of the obligation if the fair value of the liability can be reasonably estimated. The Partnership adopted the interpretation on December 31, 2005. The adoption of this interpretation of SFAS No. 143 did not have a material impact on the Partnership’s consolidated financial statements.

4.                                      Wireless Licenses and Other Intangibles, Net

The Partnership adopted the provisions of SFAS No. 142, “Goodwill and Other Intangible Assets,” as of January 1, 2002.  In conjunction with this adoption, the Partnership has reassessed the useful lives of previously recognized intangible assets.  The Partnership’s principal intangible assets are licenses which provide the Partnership with the exclusive right to utilize certain radio frequency spectrum to provide wireless communication services.  While licenses are issued for only a fixed time, generally 10 years, such licenses are subject to renewal by the Federal Communications Commission (“FCC”).  Renewals of licenses have occurred routinely and at nominal cost.  Moreover, the Partnership has determined that there are currently no legal, regulatory, contractual, competitive, economic or other factors that limit the useful life of the Partnership’s wireless licenses.  As a result, the wireless licenses have been treated as an indefinite life intangible asset under the provisions of SFAS No. 142 and have not been amortized but rather were tested for impairment.  The Partnership reevaluates the useful life determination for wireless licenses at least annually to determine whether events and circumstances continue to support an indefinite useful life.

In the asset contribution transaction, the Partnership received certain wireless licenses and other intangible assets contributed by PCW and subsidiaries of Cellco.  All of the contributed wireless licenses have been integrated into Cellco’s nationwide footprint.  The Partnership evaluates these licenses recorded on the books of the Partnership for impairment.  All of the licenses in Cellco’s nationwide footprint are tested in the aggregate for impairment under SFAS No. 142.  When testing the carrying value of the wireless licenses for impairment, Cellco determines the fair value of the aggregated wireless licenses by subtracting from enterprise discounted cash flows (net of debt) the fair value of all of the other net tangible and intangible assets of Cellco, including previously unrecognized intangible assets.  This approach is generally referred to as the residual method.  In addition, the fair value of the aggregated wireless licenses is then subjected to a reasonableness analysis using public information of comparable wireless carriers.  If the fair value of the aggregated wireless licenses as determined above had been less than the aggregated carrying amount of the licenses, an impairment would have been recognized by Cellco.  Any impairment loss recognized by Cellco will be allocated to its consolidated subsidiaries, including the Partnership, based upon a reasonable methodology.  During 2004 and 2003, tests for impairment were performed with no impairment recognized.

On September 29, 2004, the SEC issued Staff Announcement No. D-108, “Use of the Residual Method to Value Acquired Assets other than Goodwill.”  This Staff Announcement requires SEC registrants to adopt a direct value method of assigning value to intangible assets acquired in a business combination under SFAS No. 141, “Business Combinations,” effective for all business combinations completed after September 29, 2004.  Further, all intangible assets valued under the residual method prior to this adoption are required to be tested for impairment using a direct value method no later than the beginning of 2005.  Any impairment of intangible assets recognized upon application of a direct value method by entities previously applying the residual method should be reported as a cumulative effect of a change in accounting principle.  Under this Staff Announcement, the reclassification of recorded balances between goodwill and intangible assets prior to the adoption of this Staff Announcement is prohibited.

Cellco has evaluated its wireless licenses for potential impairment using a direct value methodology as of January 1, 2005 and December 15, 2005 in accordance with SEC Staff Announcement No. D-108, “Use of the Residual Method to Value Acquired Assets other than Goodwill.” The valuation and analyses prepared in connection with the adoption of a direct value method and subsequent revaluation resulted in no adjustment to the carrying value of the Partnership’s wireless licenses and, accordingly, had no effect on its results of operations and financial position.  Future tests for impairment will be performed at least annually and more often if events or circumstances warrant.

Other intangibles, net, which primarily represent acquired customer lists, have a finite useful life of six years and are amortized on an accelerated basis.

Other intangibles, net primarily consists of the following:

(Dollars in Thousands)	December 31, 2005	December 31, 2004

Customer lists (6 yrs.)	$51,500	$51,500
Less: accumulated amortization	31,420	23,771
Customer lists, net	$20,080	$27,729

Amortization expense for the years ended December 31, 2005, 2004 and 2003 was $7.6 million, $8.6 million, and $10.8 million, respectively.  Based solely on the amortizable intangible assets existing at December 31, 2005, the amortization expense is estimated to be $7.6 million in 2006, $7.6 million in 2007, and $4.8 million in 2008.

5.                                      Supplementary Financial Information

Property, plant and equipment consists of the following:

(Dollars in Thousands)	December 31, 2005	December 31, 2004

Land and improvements	$5,063	$3,718
Buildings (10-40 yrs.)	87,093	80,366
Wireless plant equipment (3-15 yrs.)	342,693	272,959
Furniture, fixtures and equipment (5 yrs.)	13,164	10,509
Leasehold improvements (5 yrs.)	30,507	19,505
	478,520	387,057
Less: accumulated depreciation (b)	140,546	93,769
Property, plant and equipment, net (a)(c)	$337,974	$293,288

(a)          Construction-in-progress included in certain of the classifications shown in property, plant and equipment, principally wireless plant equipment, amounted to $10,520 and $14,481 at December 31, 2005 and 2004, respectively.

(b)         Depreciation expense for the years ended December 31, 2005, 2004 and 2003 was $49,616, $37,978, and $31,451, respectively.

(c)          Interest costs of $888 and $801 and direct and allocated network engineering costs of $2,331 and $3,638 were capitalized during the years ended December 31, 2005 and 2004, respectively.

Accounts payable and accrued liabilities consists of the following:

(Dollars in Thousands)	December 31, 2005	December 31, 2004

Accounts payable	$10,478	$13,533
Taxes payable	2,956	2,940
Accrued expenses	7,760	—
Accrued commissions	4,197	3,446
Accounts payable and accrued liabilities	$25,391	$19,919

6.                                      Due From/To Affiliates

Due From/To Affiliates

Due to/from General Partner principally represents the Partnership’s cash position.  At December 31, 2005, due from affiliates amounted to approximately $116.2 million.  Cellco manages all cash, inventory and financing activities for the Partnership.  Inventory is owned by Cellco and held on consignment by the Partnership.  Such consigned inventory is not recorded on the Partnership’s financial statements.  Upon sale, the related cost of the inventory is transferred to the Partnership at Cellco’s cost basis and included in the accompanying statements of operations.  As such, the change in due from/to affiliates is reflected as an investing/financing activity in the statements of cash flows.  The Partnership reclassified its 2004 and 2003 statements of cash flows to conform to the 2005 presentation.  Additionally, administrative and operating costs incurred by Cellco and its related affiliates, on behalf of the Partnership are charged to the Partnership through this account (see Note 8).  Interest income/expense is based on the average monthly outstanding balance in this account and is calculated by applying Cellco’s average cost of borrowing from Verizon Global Funding, a wholly-owned subsidiary of Verizon Communications Inc., the majority owner of Cellco, which was approximately 4.8%, 5.9%, and 5.1% for the years ended December 31, 2005, 2004 and 2003.  Interest (expense) income was $1.3 million, $(3.3) million, and $(2.6) million for the years ended December 31, 2005, 2004 and 2003, respectively, related to due from/to affiliates.

Note Receivable From Limited Partner

Upon the closing of the asset contribution (see Note 1), Cellco issued and contributed to the Partnership a note receivable for the principal sum of $500 million (which accrues interest at an annual fixed rate of 6.14%). Both interest and principal are payable on demand.  As of December 31, 2005, the note receivable balance amounted to $603.7 million and was recorded in a contra partners’ capital account similar to a stock subscription receivable.

Note Payable To Affiliate

At the closing of the asset contribution (see Note 1), in addition to the cash contributed by PCW and Cellco, the Partnership obtained a $350 million term note from Verizon Investments Inc., a wholly-owned subsidiary of Verizon Communications Inc., to partially fund a covenant defeasance and redemption with respect to all of the Notes.  The term note bears interest at a fixed rate of approximately 8.9% per year.  Interest is payable quarterly in arrears.  The term note matures four and one half years after the asset contribution (February 15, 2007) or six months following the occurrence of certain specified events.  The term note is guaranteed by PCW through the earlier of the mandatory exchange (so long as the minimum net worth of the partnership is at least $500 million) or the maturity date.

7.                                      Leases

Operating Leases

Cellco (on behalf of the Partnership) and the Partnership itself have entered into operating leases for facilities and equipment used in its operations.  Lease contracts include renewal options that include rent expense adjustments based on the Consumer Price Index as well as annual and end-of-lease term adjustments.  Rent expense is recorded on a straight-line basis.  The noncancellable lease term used to calculate the amount of the straight-line rent expense is generally determined to be the initial lease term, and considers any optional renewal terms that are reasonably assured.  Leasehold improvements related to these operating leases are amortized over the shorter of their estimated useful lives or the noncancellable lease term.  For the years ended December 31, 2005, 2004 and 2003, the Partnership recognized a total of $13.9 million, $11.2 million, and $8.7 million, respectively, as rent expense related to payments under these operating leases, which was included in cost of service, as well as selling, general and administrative expenses in the accompanying consolidated statements of operations.

The aggregate future minimum rental commitments under noncancellable operating leases, excluding renewal options, for the years shown are as follows:

Years	(Dollars in Thousands)
2006	$11,376
2007	9,987
2008	8,603
2009	5,662
2010	2,487
2011 and thereafter	5,717
Total minimum payments	$43,832

8.                                      Other Transactions with Affiliates

In addition to transactions with affiliates in Note 6, other significant transactions with affiliates are summarized as follows:

	For the Years Ended December 31,
(Dollars in Thousands)	2005	2004	2003
Operating revenues (a)	$219,726	$191,852	$157,607
Cost of service (b)	$27,941	$17,828	$17,661
Allocations of cost of service and equipment (c)	$52,631	$28,818	$30,697
Allocations of certain selling, general and administrative expenses (c)	$71,029	$59,884	$56,621

(a)          Affiliate operating revenues represent wholesale, outcollect roaming and cellsite sharing revenues generated from transactions with Cellco.

(b)         Affiliate cost of service primarily represents the incollect roaming charges from transactions with Cellco.

(c)          Expenses were allocated based on the Partnership’s percentage of customers, gross customer additions, or minutes of use where applicable.  Included in the cost of service were allocations of switch usage, network costs, direct telecommunication and data processing charges.  The Partnership believes the allocation methods are reasonable.

All affiliate transactions captured above are based on actual amounts directly incurred by Cellco on behalf of the Partnership and/or allocations from Cellco.  Revenues and expense were allocated based on the Partnership’s percentage of total customers, gross customer additions or minutes of use where applicable.  The General Partner believes the allocations are reasonable.  The affiliate transactions are not necessarily conducted at arm’s length.

The Partnership had net purchases of plant, property and equipment with affiliates of $89,907 million, $35,673 million, and $52,965 million in 2005, 2004 and 2003, respectively.

9.                                      Valuation and Qualifying Accounts

(Dollars in Thousands)	Balance at beginning of the year	Additions charged to operations	Write-offs, net of recoveries	Balance at end of the year
Accounts Receivable Allowances:
2005	$3,469	$10,543	$(10,206)	$3,806
2004	$3,631	$9,474	$(9,636)	$3,469
2003	$3,394	$6,587	$(6,350)	$3,631

10.                               Commitments and Contingencies

Cellco is subject to various lawsuits and other claims, including class actions and claims relating to product liability, patent infringement, intellectual property, antitrust, partnership disputes, and relations with resellers and agents.  Cellco is also defending lawsuits filed against the Partnership and other participants in the wireless industry alleging adverse health effects as a result of wireless phone usage. Various consumer class action lawsuits allege that Cellco violated certain state consumer protection laws and other statutes and defrauded customers through misleading billing practices or statements.  Certain of these lawsuits and other claims may impact the Partnership.  These matters may involve indemnification obligations by third parties and/or affiliated parties covering all or part of any potential damage awards against Cellco and the Partnership and/or insurance coverage.  All of the above matters are subject to many uncertainties, and outcomes are not predictable with assurance.

The Partnership may be allocated a portion of the damages that may result upon adjudication of these matters if the claimants prevail in their actions.  Consequently, the ultimate liability with respect to these matters at December 31, 2005 cannot be ascertained.  The potential effect, if any, on the consolidated financial statements of the Partnership, in the period in which these matters are resolved, may be material.

In addition to the aforementioned matters, Cellco is subject to various other legal actions and claims in the normal course of business.  While Cellco’s legal counsel cannot give assurance as to the outcome of each of these other matters, in management’s opinion, based on the advice of such legal counsel, that the ultimate liability with respect to any of these actions, or all of them combined, will not materially affect the consolidated financial statements of the Partnership.

On May 5, 2000, PCW entered into a seven-year agreement with H.O. Systems, Inc. to provide PCW with billing services for its customers.  Under the Agreement, the Partnership agreed to assume this contract and PCW agreed to use its best efforts to negotiate a shortened term for this assumed contract, which would allow the Partnership to transition the acquired customers to its billing system sooner than would be permitted under the existing term of the H.O. Systems agreement.  PCW further agreed to a purchase price adjustment of $38 million, recorded as an accrued liability in the Partnership’s consolidated balance sheet, in the event that PCW was unable to negotiate a reduced term.  Since PCW was unsuccessful in these efforts, the purchase price adjustment took effect at the closing of the transaction on August 15, 2002.  On March 2004, the Partnership settled the assumed contract at $25 million and recorded a $13 million reduction in selling, general and administrative expense.